

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2012

<u>Via Email</u>
Mr. George W. LeMaitre
Chief Executive Officer
Lemaitre Vascular, Inc.
63 Second Avenue
Burlington, Massachusetts 01803

> **Re: Lemaitre Vascular, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 001-33092**

Dear Mr. LeMaitre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44</u>

<u>-Liquidity and Capital Resources, page 54</u>

1.   We note your disclosures on page F-25 that you have undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and cash

equivalent amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) and (2) of Regulation S-K, SEC Release 34-48960, and Financial Reporting Codification Section 501.03.a.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 3. Inventory, page F-20

2.   We note your disclosure on page 47 that you have consigned inventory maintained at hospitals or with distributors. Please revise this note in future filings to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Note 8. Commitments and Contingencies, page F-22

3.   We note your disclosures on page F-23 and within your June 30, 2012 Form 10-Q related to the recalls of your AlboGraft Vascular Graft. Please explain to us in more detail how you determined the amount to accrue for this contingency as of December 31, 2011 and June 30, 2012. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

Note 13. Segment and Enterprise-wide Disclosures, page F-30

4.   We note that you derive revenues from foreign countries. Please revise your future filings to disclose the name of the country and the amount of revenue from that foreign country if any revenue derived from that particular foreign country is material. Refer to the guidance in paragraph 280-10-50-41(a) of FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. George W. LeMaitre
Lemaitre Vascular, Inc.
September 25, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief